77(c)

Proxy Results (Unaudited)

LINCOLN NATIONAL VARIABLE ANNUITY FUND A

The Lincoln National Variable Annuity Fund A (Fund A) contract owners voted on the following proposals at the special meeting of contract owners on July 15, 2009.  The resulting votes are presented below:

	Outstanding Units	Total Voted	Percent For *	Percent Against *	Percent Abstain *
To approve an Agreement and Plan of Reorganization and related transactions to transfer the assets of Fund A to the LVIP Delaware Growth and Income Fund, a series of the Lincoln Variable Insurance Products Trust, in exchange for Standard Class shares of the LVIP Delaware Growth and Income Fund, and to restructure Fund A into a unit investment trust.	2,748,846	1,158,890	87.41%	7.95%	4.64%

* Amounts shown are percentages of the units present on the record date rather than percentages of total units outstanding.